Exhibit 21.1

Subsidiaries of LifeMD, Inc.

Subsidiary Name	Jurisdiction of Incorporation
LifeMD, Inc.	Delaware
LifeMD Pharmacy Holdings, LLC	Delaware
LifeMD Pharmacy Holdings 1, LLC	Delaware
LifeMD Pharmacy Services, LLC	Delaware